Exhibit 99.1

Nayax Awarded Mastercard European Issuer License, Expanding CoinBridge’s Operations

HERZLIYA, Israel, December 13, 2022— Nayax Ltd. (Nasdaq & TASE: NYAX), a global leader in commerce enablement and cashless payments designed to help merchants scale their business, today announced that it has received its European issuer license from Mastercard, on behalf of CoinBridge. The European issuer license enables CoinBridge to further expand its operations and services into the European Union and United Kingdom. Together with receipt of an Israeli issuer license from Mastercard earlier this year, this reflects Nayax’s strategy of obtaining issuer licenses across the globe and facilitating the launch of CoinBridge's “Pay with Points” loyalty solution across all regions. With this newly awarded license, CoinBridge intends to launch its payment services with leading European retailers in the coming months.

CoinBridge is a unique solution for seamlessly converting digital assets, including rewards, points, gift cards, vouchers, cashbacks and payouts, into real purchase transactions at any shop or website, worldwide, over the Credit Cards Scheme.

CoinBridge provides retailers with a simple way to increase customer engagement, drive higher purchasing frequency and optimize spending volume within their shops, as well as further leverage customer purchase data to personalize customer propositions, increase customer loyalty and optimize brand performance – all without the need for any integration with merchants or POS systems.

Designed to increase consumers' financial freedom and satisfaction, CoinBridge's groundbreaking solution allows consumers to pay in-shop using retailers' existing mobile loyalty apps in a convenient and easy manner, via a "Tap & Go" experience, as well as online, by typing in a unique virtual credit card number assigned to them for each transaction.

CoinBridge provides a single-point solution for retailers, which includes a quick and simple technological implementation as well as full regulatory, card issuing, financial settlement and digital asset conversion coverage with merchants, permitting retailers to launch quickly with no technological or regulatory delays.

Developed in light of strong global growth in loyalty schemes and directly addressing retailers' pains and needs, CoinBridge enables retailers and loyalty clubs to move away from legacy solutions and embrace digital alternatives, a trend that will only strengthen in the coming years. According to the "Digital Loyalty Programme" report released in June 2022 by Juniper Research, digital loyalty membership is expected to increase by 33% and reach 32 billion members by the year 2026.

The CoinBridge solution is based on a unique patented technology of issuing virtual pre-paid cards to facilitate the conversion of loyalty assets. Nayax has submitted nine patent applications related to the technology with two already granted, under which CoinBridge will also serve as the token enabler as well as the issuer and acquirer. The solution has already begun rollout with retailers in Israel and is expanding to the European Union and UK markets in 2023. For all these customers, CoinBridge will offer an umbrella of payment solutions – from traditional clearance and acquisition services to issuance.

“In receiving our European issuer license, we have significantly expanded our portfolio of innovative solutions, allowing us to offer issuer services and augment our advanced payment and clearance activities. We would like to thank Mastercard for their cooperation and trust, which is based on Nayax's extensive experience in the world of payments,” said Yair Nechmad, Co-Founder and CEO, Nayax. “We aim to bring growth to retailers and positively impact communities by offering consumers ways to easily spend their points at any outlet, thereby achieving our two main goals of continuously bringing more innovative solutions to the market and positively influencing our customers’ bottom line.”

“We're excited to have received the Mastercard issuer license for Europe as it expands our services into the continent and beyond,” said Guy Rosenhoiz, CEO, CoinBridge. “This is a major milestone on our way to becoming retailers' main go-to solution for “Pay with Points” and Next-Generation Virtual Gift Cards, while driving our expansion further into the European Union and United Kingdom, bringing us closer to global service reach.”

About Nayax

Nayax (Nasdaq & TASE: NYAX)  is a global commerce enablement and payment platform designed to improve retailers' revenue and operational efficiency. Nayax offers a complete solution including localized cashless payment acceptance, a management suite, and consumer engagement tools, enabling merchants to conduct commerce anytime, anywhere. With global experience in serving the unattended retail industry, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple verticals. Today, Nayax’s worldwide influence is reflected in its listing on both the Tel Aviv Stock Exchange (TASE) and on Nasdaq, and its 9 global offices with 800 employees. Nayax has connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's vision is to redefine commerce to benefit communities around the world. Please visit www.nayax.com to learn more.

Forward-looking statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; general economic, political, demographic and business conditions in Israel; fluctuations in inflation and exchange rates in Israel; our ability to implement our growth strategy; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to compete and conduct our business in the future; changes in consumer tastes and preferences; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under “Risk Factors” in Amendment No. 1 to our Registration Statement on Form 20-F filed with the SEC on September 12, 2022 (our "Registration Statement"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Registration Statement. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Nayax Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.com

Nayax Investor Relations Contact:
ICR
ir@nayax.com